                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. ______)

                                 HOOVER'S, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    439321100
                                 (CUSIP Number)


                             David J. Lewinter, Esq.
         Senior Vice President, General Counsel and Corporate Secretary
                        The Dun & Bradstreet Corporation
                                 103 JFK Parkway
                              Short Hills, NJ 07078
                                 (973) 921-5500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a Copy to:
                            John Owen Gwathmey, Esq.
                                Hunton & Williams
                          Riverfront Plaza, East Tower
                              951 East Byrd Street
                               Richmond, VA 23219
                                 (804) 788-8200

                                December 5, 2002
             (Date of Event Which Requires Filing of This Statement)

                   If the filing person has previously filed a
                     statement on Schedule 13G to report the
                acquisition that is the subject of this Schedule
                   13D, and is filing this schedule because of
                   Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
                             the following box [ ].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
                         (continued on following pages)

                              (Page 1 of 7 Pages)

CUSIP NO. 439321100         13D         Page 2 of 7 Pages
          ---------
--------------------------------------------------------------------------------
 1.   Names of Reporting Persons
      The Dun & Bradstreet Corporation

      I.R.S. Identification Nos. of Above Persons (entities only).
      I.R.S. ID No.: 22-3725387
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group*
      (a) [_]
      (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds*
      SC, WC

--------------------------------------------------------------------------------
 5. Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization
      Delaware

--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   NUMBER OF                None
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    Shared Voting Power
   OWNED BY                 5,587,042
     EACH            -----------------------------------------------------------
   REPORTING          9.    Sole Dispositive Power
    PERSON                  None
     WITH            -----------------------------------------------------------
                     10.    Shared Dispositive Power
                            None
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      5,587,042
--------------------------------------------------------------------------------
12.   Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            [_]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      35.9%
--------------------------------------------------------------------------------
14.   Type of Reporting Person*
      CO
--------------------------------------------------------------------------------
                     *See instructions before filling out!


                              (Page 2 of 7 Pages)

Item 1.  Security and Issuer.

         This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Hoover's, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 5800 Airport Boulevard, Austin, Texas 78752.

Item 2.  Identity and Background.

         (a) - (c), (f) This Statement is being filed by The Dun & Bradstreet Corporation, a Delaware corporation ("D&B"), with its principal business and principal office located at 103 JFK Parkway, Short Hills, New Jersey 07078. D&B provides information, tools and expertise to help customers manage credit exposure, find profitable customers and manage suppliers efficiently. The name, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, and the citizenship of each executive officer and director of D&B as of the date hereof is set forth on Schedule A hereto, which is incorporated herein by reference.

         (d) - (e) During the last five years, neither D&B nor, to its knowledge, any of the persons listed on Schedule A hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         D&B, Duns Investing IX Corporation, a Delaware corporation and wholly-owned subsidiary of D&B ("Merger Sub"), and the Issuer have entered into an Agreement and Plan of Merger, dated as of December 5, 2002 (the "Merger Agreement"), pursuant to which Merger Sub will be merged with and into the Issuer (the "Merger"), with the Issuer as the surviving corporation (the "Surviving Corporation"). As a condition and inducement to D&B entering into the Merger Agreement, Media General, Inc., Warner Books Multimedia Corp. and all directors and executive officers of the Issuer (collectively, the "Principal Stockholders") entered into Voting Agreements, dated as of December 5, 2002 (collectively, the "Voting Agreements"), with D&B, the Issuer and Merger Sub. The Voting Agreements relate to 5,587,042 shares of Common Stock owned by the Principal Stockholders (collectively, the "Shares"). D&B did not pay any additional consideration to the Principal Stockholders in connection with the execution and delivery of the Voting Agreements.

         Pursuant to the Voting Agreements, the Principal Stockholders have agreed to vote the Shares (i) in favor of the Merger and each of the other transactions contemplated by the Merger Agreement and (ii) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any Acquisition Proposal (as defined in Section 5(a)(v) of the Voting Agreements) or (B) any other action that is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger or the transactions contemplated by the Merger Agreement (each, an "Alternate Proposal").

                              (Page 3 of 7 Pages)

         Pursuant to the Voting Agreements, each of the Principal Stockholders have also irrevocably granted to and appointed David J. Lewinter and Sara Mathew, or either of them in their respective capacities as officers of Merger Sub, with full power of substitution (each, and their substitutes, a "Proxy"), as attorneys and proxies to vote all Shares on (i) all matters regarding the Merger and each of the other transactions contemplated by the Merger Agreement and the Voting Agreement and (ii) any Alternate Proposal as to which each Principal Stockholder is entitled to vote at a meeting of stockholders of the Issuer, or to which each Principal Stockholder is entitled to express consent or dissent to corporate action in writing without a meeting, in the Proxy's absolute, sole and binding discretion.

     The Voting Agreements terminate upon the first to occur of (i) the termination of the Merger Agreement in accordance with its terms, including without limitation, in connection with the Issuer entering into a binding written agreement that the Issuer's board has concluded is a Superior Proposal (as defined in the Merger Agreement), (ii) the Effective Time (as defined in the Merger Agreement) or (iii) July 1, 2003.

         The Merger Agreement and the form of Voting Agreement are included as Exhibits 1 and 2, respectively, to this Statement, and incorporated herein by this reference.

Item 4.  Purpose of Transaction.

         (a) - (b) The purpose of the Voting Agreements is to facilitate the Merger pursuant to the Merger Agreement. The information set forth in Item 3 is incorporated in this Item 4 by reference. Pursuant to the terms of the Voting Agreements, any shares of Common Stock acquired by a Principal Stockholder after the date of the Voting Agreements and during the term of the Voting Agreements will be subject to the Voting Agreements. Accordingly, any such acquisition of shares of Common Stock by any Principal Stockholder may result in D&B being deemed to acquire beneficial ownership of additional shares of Common Stock.

         (c) Not applicable.

         (d) Upon the consummation of the Merger, the existing directors of Merger Sub shall become the directors of the Surviving Corporation, until their resignation or removal or until their successors are duly elected and qualified. The existing directors of Merger Sub are David J. Lewinter, Daniel S. Miller and Roxanne E. Parker. In addition, upon the consummation of the Merger, the number of directors of the Surviving Corporation shall be reduced to three and the board of directors shall no longer be staggered. The officers of Merger Sub shall become the officers of the Surviving Corporation, until their resignation or removal or until their respective successors are duly elected and qualified.

         (e) Other than as a result of the Merger described in Item 3 above, not applicable.

         (f) Not applicable.

         (g) Upon the consummation of the Merger, the Certificate of Incorporation of the Surviving Corporation shall be amended to read in its entirety as set forth in Exhibit 3 to this Statement, which is incorporated herein by reference, and, as so amended, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended. Upon consummation of the Merger, the Bylaws of the Surviving Corporation shall be amended and restated to conform to the bylaws of Merger Sub, as in effect immediately prior to the Merger, until thereafter changed or amended.

                              (Page 4 of 7 Pages)

         (h) - (i) Upon the consummation of the Merger, the Common Stock will be delisted from The Nasdaq Stock Market Inc. and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

         (j) Other than as described above, D&B currently has no plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although D&B reserves the right to develop such plans or proposals).

Item 5.  Interest in Securities of the Issuer.

         (a) - (b) Pursuant to the Voting Agreements, D&B shares with the Principal Stockholders the power to vote or direct the vote of 5,587,042 shares of Common Stock with respect to the matters described in Item 3 above. The Shares constitute approximately 35.9% of the issued and outstanding shares of Common Stock as of November 30, 2002 (as represented by the Issuer in the Merger Agreement). Except with respect to the matters described in Item 3 above, the Principal Stockholders retain sole power to vote or direct the vote of the Shares. D&B does not have any power to dispose or direct the disposition of any of the Shares and disclaims beneficial ownership of the Shares. The filing of this Statement shall not be an admission that D&B is, for purposes of
Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Statement.

         (c) Except for the information set forth in Item 3, which is incorporated in this Item 5 by reference, there have been no transactions by D&B or, to its knowledge, any person named on Schedule A hereto, in the Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of D&B, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between any such person and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

(1) Agreement and Plan of Merger, dated as of December 5, 2002, by and among The Dun & Bradstreet Corporation, Duns Investing IX Corporation and Hoover's, Inc.

(2) Form of Voting Agreement, dated as of December 5, 2002, by and among the Principal Stockholders, The Dun & Bradstreet Corporation, Duns Investing IX Corporation and Hoover's, Inc.

(3) Form of Certificate of Incorporation of the Surviving Corporation.



                              (Page 5 of 7 Pages)

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            THE DUN & BRADSTREET CORPORATION


December 10, 2002                            /s/  DAVID J. LEWINTER
                                            ------------------------------------
                                            David J. Lewinter
                                            Senior Vice President, General
                                            Counsel and Corporate Secretary

                              (Page 6 of 7 Pages)

                                  EXHIBIT INDEX

Exhibit No.             Description
-----------             -----------
(1)                     Agreement and Plan of Merger, dated as
                        of December 5, 2002, by and among The
                        Dun & Bradstreet Corporation, Duns
                        Investing IX Corporation, and Hoover's,
                        Inc. (Incorporated by reference to
                        Exhibit 2.1 to the Current Report on
                        Form 8-K of Hoovers, Inc., dated
                        December 5, 2002).

(2) Form of Voting Agreement, dated as of December 5, 2002, by and among the Principal Stockholders, The Dun & Bradstreet Corporation, Duns Investing IX Corporation, and Hoover's, Inc. (Incorporated by reference to Exhibit
                        99.1 to the Current Report on Form 8-K
                        of Hoover's, Inc., dated December 5,
                        2002).

(3)                     Form of Certificate of Incorporation of
                        the Surviving Corporation (filed herewith).


                              (Page 7 of 7 Pages)

                                                                      SCHEDULE A

      Executive Officers and Directors of The Dun & Bradstreet Corporation

         The following is a list of the executive officers and directors of The Dun & Bradstreet Corporation, setting forth the present principal occupation or employment and the name and principal business of any corporation or other organization in which such employment is conducted for each such person. Unless otherwise indicated, all executive officers and directors listed below are citizens of the United States.

Executive Officers of D&B

Name                                Position                                                Business Address
Steve W. Alesio                     President, Chief Operating Officer and Director         103 JFK Parkway
                                                                                            Short Hills, NJ 07078

Patricia A. Clifford                Vice President-Human Resources                          103 JFK Parkway
                                                                                            Short Hills, NJ 07078

Bruno de la Riviere*                Senior Vice President-Europe                            50-100 Holmers Farm Way
                                                                                            Buckinghamshire HP124UL
                                                                                            United Kingdom

Charles E. Gottdiener               Vice President-Strategy & Business                      103 JFK Parkway
                                                                                            Short Hills, NJ 07078

Cynthia B. Hamburger                Senior Vice President and Chief Technology              103 JFK Parkway
                                    Officer                                                 Short Hills, NJ 07078

Ronald D. Klausner                  Senior Vice President-U.S. Sales                        103 JFK Parkway
                                                                                            Short Hills, NJ 07078

Lawrence M. Kutscher                Vice President-eBusiness Solutions                      103 JFK Parkway
                                                                                            Short Hills, NJ 07078

David J. Lewinter                   Senior Vice President, General Counsel, and             103 JFK Parkway
                                    Corporate Secretary                                     Short Hills, NJ 07078

Allan Z. Loren                      Chairman and Chief Executive Officer                    103 JFK Parkway
                                                                                            Short Hills, NJ 07078

Sara S. Mathew**                    Senior Vice President and Chief Financial               103 JFK Parkway
                                    Officer                                                 Short Hills, NJ 07078

Amy B. McIntosh                     Senior Vice President-Global Marketing and              103 JFK Parkway
                                    Product Solutions                                       Short Hills, NJ 07078

Name                                Position                                         Business Address
Vicki P. Raeburn                    Senior Vice President-Data and Operations        103 JFK Parkway
                                                                                     Short Hills, NJ 07078

Mary Jane Raymond                   Vice President and Controller                    103 JFK Parkway
                                                                                     Short Hills, NJ 07078

Peter J. Ross                       Senior Vice President-Human Resources            103 JFK Parkway
                                                                                     Short Hills, NJ 07078


*  Mr. de la Riviere is a citizen of France.
** Ms. Mathew is a citizen of India.

Directors of D&B

Name                          Position                          Present Principal                 Business Address
                                                                Occupation
John W. Alden                 Director                          Retired Vice Chairman -           103 JFK Parkway
                                                                United Parcel Service, Inc        Short Hills, NJ
                                                                                                  07078

Steve W. Alesio               President, Chief Operating        President, Chief                  103 JFK Parkway
                              Officer and Director              Operating Officer and             Short Hills, NJ
                                                                Director - The Dun &              07078
                                                                Bradstreet Corporation

Ronald L. Kuehn, Jr.          Director                          Retired Chairman of the           103 JFK Parkway
                                                                Board - El Paso                   Short Hills, NJ
                                                                Corporation                       07078

Allan Z. Loren                Chairman, Chief Executive         Chairman, Chief Executive         103 JFK Parkway
                              Officer and Director              Officer and Director -            Short Hills, NJ
                                                                The Dun & Bradstreet              07078
                                                                Corporation

Victor A. Pelson              Director                          Senior Advisor -UBS               103 JFK Parkway
                                                                Warburg LLC                       Short Hills, NJ
                                                                                                  07078

Sandra E. Peterson            Director                          Senior Vice                       103 JFK Parkway
                                                                President-Health                  Short Hills, NJ
                                                                Businesses - Medco Health         07078
                                                                Solutions, Inc.

Michael R. Quinlan            Director                          Chairman Emeritus -               103 JFK Parkway
                                                                McDonald's Corporation            Short Hills, NJ
                                                                                                  07078

Frederic V. Salerno           Director                          Retired Vice Chairman and         103 JFK Parkway
                                                                Chief Financial Officer -         Short Hills, NJ
                                                                Verizon Communications,           07078
                                                                Inc.

Naomi O. Seligman             Director                          Senior Partner - Ostriker         103 JFK Parkway
                                                                von Simson                        Short Hills, NJ
                                                                                                  07078